Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-237808

Supplement dated August 24, 2020

To Prospectus Supplement dated July 27, 2020

(To Prospectus dated May 4, 2020)

Up to $100,000,000 of Shares

Common Stock

This supplement, or Supplement, supplements certain information contained in the prospectus supplement dated July 27, 2020, or the Prospectus Supplement, relating to the offer and sale of shares of our common stock, having an aggregate offering price of up to $100,000,000 from time to time through or directly to B. Riley Securities, Inc. (formerly known as B. Riley FBR, Inc.) or B. Riley FBR, acting as sales agent or principal, in sales deemed to be "at the market offerings" as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated May 4, 2020 or the Prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

We have entered into an amended and restated at-market issuance sales agreement, or the Sales Agreement, with B. Riley FBR, and Cantor Fitzgerald & Co., or Cantor, and together with B. Riley FBR, the Sales Agents, pursuant to which we may offer and sell our common stock from time to time through the Sales Agents, acting as agents or principals in sales deemed to be “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. This Supplement is being filed to reflect the amendment and restatement of the sales agreement by and between us and B. Riley FBR to include Cantor, as an additional sales agent. Accordingly, each reference to the terms “Sales Agent” and “B. Riley FBR” in the Prospectus Supplement are hereby amended to refer to “Sales Agents” and include Cantor.

As of August 20, 2020, we have sold 22,831,760 shares of our common stock having an aggregate offering price of $50,614,448 under a sales agreement with B. Riley FBR pursuant to the Prospectus Supplement. As of the date of this Supplement, shares of common stock having an aggregate offering price of $49,385,552 are available for sale under the Prospectus Supplement and this Supplement. On August 20, 2020, the last reported sale price of our common stock on Nasdaq Capital Market was $1.39 per share.

Investing in shares of our common stock involves substantial risks that are described in the “Risk Factors” sections beginning on page S-8 of the Prospectus Supplement, on page 5 of the accompanying prospectus and discussed in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other reports and information that we file from time to time with the Securities and Exchange Commission, or the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley FBR	Cantor

The date of this supplement is August 24, 2020

The following section of the Prospectus Supplement is hereby amended and restated as follows:

PLAN OF DISTRIBUTION

We have entered into an amended and restated at-market issuance sales agreement, or the Sales Agreement, with B. Riley FBR, and Cantor, and together with B. Riley FBR, each a Sales Agent and together the Sales Agents, pursuant to which we may offer and sell our common stock from time to time through the Sales Agents, acting as agents or principals in sales deemed to be “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act subject to certain limitations, as described below. The Sale Agreement is filed as an exhibit to the Current Report on Form 8-K filed with the SEC on August 24, 2020, which is incorporated by reference in this Supplement.

Pursuant to the terms of the Sales Agreement, in no event will we issue or sell through the Sales Agents, such number or dollar amount of shares of common stock that would: (i) exceed the number or dollar amount of shares of common stock registered on the registration statement pursuant to which this offering relates; (ii) exceed the number of authorized but unissued shares of common stock; (iii) exceed the number or dollar amount of shares of common stock permitted to be sold under Form S-3 (including General Instruction I.B.6 thereof, if applicable); or (iv) exceed the number or dollar amount of common stock for which we have filed a prospectus supplement. As of August 20, 2020, we have sold 22,831,760 shares of our common stock having an aggregate offering price of $50,614,448 under a sales agreement with B. Riley FBR pursuant to the Prospectus Supplement. As of the date of this Supplement, shares of common stock having an aggregate offering price of $49,385,552 are available for sale under the Prospectus Supplement and this Supplement.

The sales, if any, of shares made under the Sales Agreement will be made by any method that is deemed an “at the market offering” as defined in Rule 415 promulgated under the Securities Act. We may instruct the Sales Agents not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or the Sales Agents may suspend the offering of common stock upon notice and subject to other conditions.

The Sales Agents will offer our common stock subject to the terms and conditions of the Sales Agreement as agreed upon by us and each Sales Agent. Each time we wish to issue and sell common stock under the Sales Agreement, we will notify the Sales Agents of the number of shares to be issued, the time period during which such sales are requested to be made, any limitation on the number of shares that may be sold in one day, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed the Sales Agents, unless the Sales Agents decline to accept the terms of the notice, each Sales Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Sales Agents under the Sales Agreement to sell our common stock are subject to a number of conditions that we must meet.

We will pay the Sales Agents commissions for their services in acting as agent in the sale of common stock. The Sales Agents will be paid a commission in an amount equal to up to 3.0% of the gross sales price per share sold. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the Sales Agents for certain specified expenses, including the fees and disbursements of their legal counsel in an aggregate amount not to exceed $50,000 and have agreed to reimburse the Sales Agents an aggregate amount not to exceed $2,500 per quarter during the term of the Sales Agreement for legal fees to be incurred by the Sales Agents. We estimate that the total expenses for the offering, excluding commissions and reimbursements payable to the Sales Agents under the terms of the Sales Agreement, will be approximately $300,000.

Settlement for sales of common stock will generally occur on the second business day following the date on which any sales are made, or on some other date that is agreed upon by us and each Sales Agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Each Sales Agent will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC. In connection with the sale of the common stock on our behalf, each Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of our common stock pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all of our common stock subject to the Sales Agreement, or (ii) termination of the Sales Agreement as provided therein.

The Sales Agents and their affiliates have in the past and may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Sales Agents will not engage in any market making activities involving our common stock while the offering is ongoing under this Supplement.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions.